ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

James M. Forbes
T +1 617 235 4765
james.forbes@ropesgray.com

June 24, 2025

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Soo Im-Tang

Re:    GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On June 16, 2025, Soo Im-Tang (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 233 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 282 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to each of the 32 series of the Registrant (the “Funds”), and filed with the SEC on April 30, 2025 (the “485(a) Amendment”). Responses to the comments are set forth below. As applicable, these responses will be reflected in Post-Effective Amendment No. 234 under the Securities Act and Amendment No. 283 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around June 30, 2025 (the “485(b) Amendment”). Please note that we have provided collective responses to any global comments that were applicable to multiple Funds. Defined terms used but not defined herein shall have the meanings given to them in the 485(b) Amendment.

Prospectus

1.	For each applicable Fund: The Staff notes that the footnotes to the performance tables for several Funds include disclosure containing notices and disclaimers from relevant index providers. For example, footnote 3 to the performance tables for GMO Benchmark-Free Allocation Fund includes the following statement: “MSCI data may not be reproduced or used for any other purpose. MSCI provides no warranties, has not prepared or approved this report, and has no liability hereunder.” In lieu of including such disclosures following the performance table of each applicable Fund, please instead consider cross-referencing the section “Fund Benchmarks and Comparative Indices,” which includes comparable disclosures.

Response: The Registrant notes that, in many cases, the contractual arrangements with an index provider that permit a particular index to be referenced in the Registration Statement require specific disclosure to accompany each reference to that index. Given those contractual requirements, the Registrant believes that it is appropriate to retain these disclosures, where applicable, in the footnotes to the Funds’ performance tables.

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2.	For GMO Global Equity Allocation Fund only: The Staff notes that the Fund includes “Credit Risk” among its principal risks. If investments in fixed income securities are a principal investment strategy of the Fund, please include related disclosure in the description of the Fund’s principal investment strategies. If investments in fixed income securities are not a principal investment strategy of the Fund, please consider whether it is appropriate to include “Credit Risk” among the Fund’s principal risks.

Response: As disclosed in the description of the Fund’s principal investment strategies, the Fund may invest in GMO U.S. Treasury Fund, in money market funds unaffiliated with Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”), and directly in the types of investments typically held by money market funds. The Registrant notes that Credit Risk is a principal risk of these types of investments (and is identified as such in GMO U.S. Treasury Fund’s Fund summary section) and that, accordingly, the Fund is subject to Credit Risk to the extent it makes these types of investments. For this reason, the Registrant believes that the inclusion of “Credit Risk” as a principal risk for the Fund is appropriate.

3.	For GMO-Usonian Japan Value Creation Fund only: The Staff notes that, although the Fund is referred to as “GMO-Usonian Japan Value Creation Fund” in the header to its Fund summary section, it is identified as “Japan Value Creation Fund” (omitting the reference to “Usonian”) on the front cover of the Prospectus. Please reconcile.

Response: The Registrant notes that the approach taken with respect to how the Fund is identified in the Fund summary section (including “GMO-Usonian” in the Fund’s name) and on the front cover of the Prospectus (omitting “GMO-Usonian” from the Fund’s name) is consistent with the approach taken for all GMO Funds (including “GMO” in the Funds’ names in the Fund summary sections and omitting “GMO” from the Funds’ names on the front cover of the Prospectus). The Registrant further notes that GMO Funds are referred to throughout the Prospectus with “GMO” (or, in the case of the Fund, “GMO-Usonian”) omitted from their names. The Registrant believes that this approach provides for more streamlined disclosure while still clearly communicating which Fund is being referenced. The Registrant has used this same approach in the Prospectus in prior years and does not believe that it is likely to cause confusion for readers.

4.	For GMO-Usonian Japan Value Creation Fund only: The Staff notes that the description of the Fund’s principal investment strategies in its Fund summary section differs from the description on the Fund’s website. Please reconcile.

Response: The Registrant has reviewed the descriptions of the Fund’s principal investment strategies as they appear in the Fund summary section and on the Fund’s website and believes that, notwithstanding certain non-substantive differences, they are both materially accurate descriptions of the Fund’s principal investment strategies and are not inconsistent.

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5.	For GMO U.S. Small Cap Value Fund only: In the Fund’s “Average Annual Total Returns” table, for clarity and consistency with the approach taken for other Funds, please parenthetically label the S&P SmallCap Value 600 Index as the “Fund benchmark.”

Response: The Registrant notes that, although the Fund’s investment objective in prior years has been “Total return in excess of its benchmark, the S&P SmallCap 600 Value Index,” that investment objective was revised in the 485(a) Amendment to remove the reference to the S&P SmallCap 600 Value Index. Accordingly, the Registrant does not believe that it would be accurate to label the S&P SmallCap 600 Value Index as the Fund’s benchmark. The Registrant further notes that, although a reference to “the Fund’s benchmark” appears in the disclosure preceding the Fund’s performance tables in the 485(a) Amendment, that reference will be eliminated in in the 485(b) Amendment.

6.	For GMO High Yield Fund only: In the description of the Fund’s principal risks, please consider identifying “high yield bonds” or “junk bonds” by their terms under “Credit Risk” and enhancing the risk disclosure specific to those securities.

Response: In recognition of the Staff’s comment and to more clearly alert investors to the credit risks associated with high yield (or “junk”) bonds, the Registrant will revise the disclosure under “Credit Risk” in the 485(b) Amendment as follows (new language indicated with underlined text and deleted language indicated with ~~strike-through~~ text):

Credit Risk – The Fund runs the risk that the issuer or guarantor of a fixed income investment (including a sovereign or quasi-sovereign debt issuer) or the obligor of an obligation underlying an asset-backed security will be unable or unwilling to satisfy its obligation to pay principal and interest or otherwise to honor its obligations in a timely manner or at all. The market price of a fixed income investment will normally decline as a result of the failure of an issuer, guarantor, or obligor to meet its payment obligations or in anticipation of such a failure. Below investment grade investments (commonly referred to as high yield or “junk” bonds) have speculative characteristics and are subject to greater credit risk than other fixed income investments. ~~, and n~~Negative changes in economic conditions or other circumstances are more likely to impair the ability of issuers of ~~those~~ below investment grade investments to make principal and interest payments than issuers of investment grade investments. Investments in distressed or defaulted or other low quality debt investments generally are considered speculative and are subject to substantial risks not normally associated with investments in higher quality securities, including adverse business, financial or economic conditions that lead to their issuers’ payment defaults and insolvency proceedings. In particular, distressed or defaulted obligations might be repaid, if at all, only after lengthy workout or bankruptcy proceedings during which the issuer might not make any interest or other payments, and the Fund may incur additional expenses in its effort to be repaid. If GMO’s assessment of the eventual recovery value of a distressed or defaulted debt investment proves incorrect, the Fund may lose a substantial portion or all of its original investment or may be required to accept cash or instruments worth less than its original investment.

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7.	For GMO Multi-Asset Credit Fund only: The Staff notes that the description of the Fund’s principal investment strategies states that “GMO seeks to identify opportunities arising from unusual market conditions not otherwise identified by its quantitative models and uses various portfolio construction techniques to manage risk” (emphasis added). Please briefly describe, or provide examples of, what is meant by “unusual market conditions.”

Response: The Registrant will revise the above-mentioned sentence in the 485(b) Amendment as follows (new language indicated with underlined text):

GMO seeks to identify opportunities arising from unusual market conditions (such as markets with heightened volatility, significant market declines, or widespread asset price dislocations) not otherwise identified by its quantitative models and uses various portfolio construction techniques to manage risk.

8.	For GMO Multi-Asset Credit Fund and GMO MAC Implementation Fund only: The Staff notes that the description of each Fund’s principal investment strategies references investments in emerging country sovereign and quasi-sovereign debt securities. Please define “emerging countries” for these purposes.

Response: The Registrant notes that the term “emerging countries” is defined, including for purposes of each Fund’s principal investment strategies, as “the world’s less developed countries” under the heading “Definitions” in the section Additional Information About the Funds’ Investment Strategies, Risks, and Expenses.

9.	For GMO Opportunistic Income Fund only: In the Fund’s “Average Annual Total Returns” table, for clarity and consistency with the approach taken for other Funds, please parenthetically label the Bloomberg U.S. Securitized Index as the “Fund benchmark.”

Response: Although the Fund compares its performance to the Bloomberg U.S. Securitized Index (and the Bloomberg U.S. Aggregate Index, a broad-based securities market index), the Fund is not managed to, nor are the Fund’s risks controlled relative to, the Bloomberg U.S. Securitized Index or any other securities index or securities benchmark. The Registrant notes that a statement to this effect is included in the description of the Fund’s principal investment strategies. Accordingly, the Registrant does not believe that it would be accurate to label the Bloomberg U.S. Securitized Index as the Fund’s benchmark. The Registrant further notes that, although a reference to “the Fund’s benchmark” appears in the disclosure preceding the Fund’s performance tables in the 485(a) Amendment, that reference will be eliminated in in the 485(b) Amendment.

10.	For GMO Alternative Allocation Fund only: The Staff notes that there have been changes to the description of the Fund’s principal investment strategies. In this regard:

a.	Please supplementally explain why the Board of Trustees believes these changes are consistent with its fiduciary duties and in the best interests of shareholders who did not vote for these changes.

b.	Please also supplementally explain why GMO believes these changes are consistent with its fiduciary duties to the Fund.

c.	Please supplementally provide the percentage of the Fund’s portfolio that was (or will be) repositioned as a result of these changes.

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Response: The Registrant notes that the changes to the Fund’s principal investment strategies were discussed with the Board of Trustees. GMO believes the changes will better align the Fund’s investment strategy to achieve annualized returns of 4% (net of fees) above cash (as measured by the FTSE 3-Month Treasury Bill Index) over a complete market cycle, which has been a long-standing element of the Fund’s principal investment strategies disclosure. There were no changes to the Fund’s investment restrictions or policies, and the Fund continues to have exposure to a number of underlying strategies that GMO does not expect in the aggregate to be highly correlated with traditional equity market indices. GMO believes that these changes are consistent with the expectations and goals of the Fund’s shareholders, and consistent with feedback that GMO has received from shareholders about the Fund.

Approximately 40% of the Fund’s portfolio was repositioned as a result of these changes.

11.	For GMO Alternative Allocation Fund only: Please confirm whether the defined term “Styles,” as used in the description of the Fund’s principal investment strategies, refers to the various categories of investments identified in that description (e.g., value, quality, and carry). If so, please make this connection clear in the disclosure. Also, if applicable, please consider identifying the corresponding risks of each of these “Styles” in the description of the Fund’s principal risks.

Response: The Registrant confirms that the defined term “Styles” refers to the various investment styles, which may change over time, that that the Fund may use to obtain long and/or short exposures across stocks, equity indices, bonds, interest rates, currencies and commodities (“Asset Groups”). The Registrant notes that, as stated in the description of the Fund’s principal investment strategies, “[t]he Styles typically employed by the Fund” include the value, quality, carry, momentum, volatility, and trend investment styles identified and discussed in that description. The Registrant believes that the connection between the term “Styles” and the investment styles referenced in the description of the Fund’s principal investment strategies is clearly disclosed.

The Registrant notes that, because some Styles may be used to invest in more than one Asset Group (for example, the momentum Style may be used to select either stocks or bonds), the principal risks associated with a Style will vary depending upon the Asset Group in which a particular investment is being made. For this reason, the Registrant does not believe that it would be helpful to identify the specific risks associated with each Style. The Registrant has reviewed the description of the Fund’s principal risks and believes that the principal risks that may be associated with each Style are appropriately disclosed.

12.	For GMO Alternative Allocation Fund only: The Staff notes that “Event-Driven Risk” is included in the description of the Fund’s principal risks. Please consider including related disclosure in the description of the Fund’s principal investment strategies.

Response: Registrant will make the requested updates in the 485(b) Amendment.

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13.	For GMO MAC Implementation Fund only: Please explain the meaning of “MAC” in the Fund’s name both supplementally and in the Fund’s Fund summary section.

Response: The Registrant notes that, as disclosed in the Fund’s principal investment strategies, the investment strategies GMO pursues for the Fund are intended to complement the strategies it is pursuing for GMO Multi-Asset Credit Fund (“Multi-Asset Credit Fund”) and other funds and accounts it manages. Given that connection, the use of the term “MAC” in the Fund’s name is intended as a reference to Multi-Asset Credit Fund. The Registrant believes that this connection is sufficiently clear given the disclosure referenced above.

14.	For GMO MAC Implementation Fund only: Please confirm whether GMO is able to recoup fees waived or reimbursed pursuant to the contractual expense limitation arrangements disclosed in the footnotes to the Fund’s “Annual Fund operating expenses” table in the Fund summary section. If so, please disclose the terms and conditions of the recoupment in the footnotes to the “Annual Fund operating expenses” table.

Response: The Registrant confirms that, with respect to the Fund, GMO will not recoup waived or reimbursed fees with respect to the expense reimbursement shown in the Fund’s “Annual Fund operating expenses” table.

15.	For GMO MAC Implementation Fund only: The Staff notes that the description of the Fund’s principal investment strategies includes a non-exhaustive list of sectors, types of bonds and other investments to which the Fund may obtain exposure (i.e., inflation-indexed bonds, investment grade bonds, leveraged loans, below investment grade bonds, emerging country sovereign and quasi-sovereign debt, and asset-backed securities). If these types of investments reflect principal investment strategies of the Fund, and to the extent not already disclosed, please consider disclosing the risks specific to each investment type in the description of the Fund’s principal risks.

Response: The Registrant has reviewed the description of the Fund’s principal risks and believes that the principal risks that may be associated with the above-referenced investment types are appropriately disclosed. The Registrant notes that, although the description of the Fund’s principal risks is generally organized by the type of risk rather than the type of investment, additional information about the risks associated with specific investment types (for example, inflation-indexed bonds) is included in the Descriptions and Risks of Fund Investments section in the Statement of Additional Information.

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Statement of Additional Information

16.	For each applicable Fund: Regarding the Funds’ concentration policies, the Staff notes that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please confirm that, for purposes of determining compliance with its concentration policies, each applicable Fund will consider the investments of its underlying investment companies.

Response: The Registrant confirms that, for purposes of determining compliance with its concentration policies, each applicable Fund will consider the investments of any affiliated underlying investment companies and (to the extent available) any unaffiliated underlying investment companies. The Registrant notes that the applicable Funds generally do not maintain material positions in unaffiliated underlying investment companies.

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Very truly yours,

/s/ James Forbes

James M. Forbes

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP